August 8, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Max A. Webb, Assistant Director

Re:	Fender Musical Instruments Corporation

Registration Statement on Form S-1 (File No. 333-179978)

Ladies and Gentlemen:

On behalf of Fender Musical Instruments Corporation, a Delaware Corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1 (File No. 333-179978) together with all exhibits and amendments thereto, which was initially filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2012 (collectively, the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or the earliest practicable date hereafter. Please provide a copy of the Order to John L. Savva, Esq. of Sullivan & Cromwell LLP, via email at savvaj@sullcrom.com or via facsimile at (650) 461-5700.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions regarding this application, please contact John L. Savva of Sullivan & Cromwell LLP by telephone at (650) 461-5610. Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,

FENDER MUSICAL INSTRUMENTS CORPORATION

By:	/s/ Mark D. Van Vleet
Mark D. Van Vleet
Chief Legal Officer

cc:	John L. Savva, Esq.

Sullivan & Cromwell LLP